SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    February, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

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                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------
ADVISORY
--------

RELEASE  DATE: February  9, 2000
CONTACT:       Karen  Elliott,  Spectrum  -  Investor  Communications,
               604-421-5422
               Email:  karen_elliott@spectrumsignal.com

                 SPECTRUM SIGNAL PROCESSING TO HOST 1999 FOURTH
                 QUARTER AND YEAR END RESULTS CONFERENCE CALL

BURNABY, B.C., CANADA - FEBRUARY 9, 2000 - Pascal Spothelfer, President & CEO of Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), will host a conference call on Monday, February 14th, 2000 to review the Company's fourth quarter and year end results. Mr. Spothelfer will also discuss Spectrum's fiscal year 2000 outlook as it relates to the Company's new strategic plan and its focus on three target markets - signal intelligence, sensor systems and telecommunications.

TO ACCESS THE SPECTRUM CONFERENCE CALL:
Date:  Monday, February 14, 2000
Time:  1:30 p.m. Pacific/4:30 pm Eastern
Dial in number: 1-888-209-3801
Playback dial-in number: 1-416-626-4100, followed by 14385982# (available until February 18th, 2000)
Approximately one hour after the call, you can listen to the playback on the web at www.Q1234.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        February 9, 2000           and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)